UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): July 3, 2024

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

(Exact name of issuer as specified in its charter)

California	82-1240282
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1428 Franklin St, Oakland CA	94612
(Full mailing address of principal executive offices)	(ZIP Code)

(650) 743-6974

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Investor Owner Shares

Item 3. Material Modifications to Rights of Securityholders

Amendment to Bylaws

On July 3, 2024, Directors of East Bay Permanent Real Estate Cooperative, Inc (the “Cooperative”) voted to approve the Bylaws. A complete set of the updated Bylaws are attached to this filing as Exhibit 4(b), and a summary of the material changes are as follows:

1.	Shares Can No Longer be Purchased on a Payment Plan. (Slides 11 and 14) - EB PREC’s Bylaws previously allowed people who could not make a one-time payment of $1,000 to set up regular payments. People could buy an Investor Owner Share with a minimum first payment of $100 and a good faith commitment to pay the remaining $900 within 5 years, with payments made at least annually. As amended, we removed this payment plan program for Investor Owner Shares. People can no longer make the one-time payment of $100 with regular installments until full payment.
2.	If a Promissory Note is Issued as Part of Redeeming Investor Owner Shares, Its Terms are Fixed. (Slide 47) – EB PREC’s bylaws previously provided that if a departing Investor Owner receives a promissory note as whole or partial payment for their redeemed member account, the Board also has the authority to unilaterally reduce the value of that promissory note based on the financial needs of the Cooperative, where the Board also is reducing the redemption value of Investor Owner shares from $1,000 in a subsequent year based on the financial needs of the Cooperative. As amended, we removed the Board’s authority to make this unilateral change to the amount of previously issued promissory notes.
3.	Clarifying Edits Relating to Administration of the Cooperative’s Redemption Policy. (Slide 50) – We revised the wording on this slide relating to the process for redemption of Investor Owner Shares to more clearly and precisely align the Bylaws with our redemption program. The new redemption policy can be found here.

This is a summary of the amendments to the bylaws and is qualified in its entirety by reference to the full text of the bylaws, as amended, which are attached hereto as Exhibit 4(b).

Exhibits

2(b)**	Bylaws of East Bay Permanent Real Estate Cooperative, Inc., most recently updated July 3, 2024

** Filed herewith

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated August 26, 2022, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.

By:	/s/ Ojan Mobedshahi
Ojan Mobedshahi
Principal Financial and Accounting Officer

Date: July 23, 2024